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                             September 28, 2022

       Lorin Crenshaw
       Chief Financial Officer
       Compass Minerals International, Inc.
       9900 West 109th Street, Suite 100
       Overland Park, KS 66210

                                                        Re: Compass Minerals
International, Inc.
                                                            Form 10-KT for the
transition period from January 1, 2021 to September 30,
                                                            2021
                                                            Filed November 30,
2021
                                                            Response letter
filed September 8, 2022
                                                            File No. 001-31921

       Dear Mr. Crenshaw:

              We have reviewed your September 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 4, 2022 letter.

       Form 10-KT for the Fiscal Year Ended September 30, 2021

       General, page 1

   1. Please file your revised Form 10-KT and file revised versions of your technical report summaries as indicated
by your response letter of September 8, 2022.
       Summary Overview of Mining Operations, page 31

   2. We note your response to comment one along with your proposal to report production for your material
properties and aggregate the lesser properties as illustrated in the example provided. We have
reviewed your proposed disclosure and believe the Winsford mine and Lyon operations are
material to your production disclosure. We also believe the
 Lorin Crenshaw
Compass Minerals International, Inc.
September 28, 2022
Page 2
         Winsford mine qualifies as a material property, requiring a technical report summary.
         Please disclose the criteria used to determine material properties in your filing, revise your proposed production table to include the Winsford mine and Lyon operations, and provide a technical report summary for the Winsford mine.
Item 9A. Controls and Procedures, page 120

3.       We have read your response to comment 5. Please address the following:

                Tell us whether you considered the effect of the inventory error separately from the other errors you refer to in your response;
                Tell us about the nature, amounts and the periods that the other errors occurred;
                Provide us your quantitative materiality analysis of the effect of the inventory error separately from the other errors. Refer to ASC 250-10-S99-1;
                Tell us how you concluded the errors were not material when the errors reduced net loss from continuing operations by 14.9% for the quarter ended June 30, 2021 and the errors increased the net loss from continuing operations by 45.1%. for the quarter ended September 30, 2021; and
                Tell us how you concluded the errors were not material to your previously issued financial statements when the errors reduced net income from continuing operations by 5.5% for the year ended September 30, 2021.
Exhibit 96.2 Ogden Lithium
Resources, page ES-1

4. We note your response to comment eight with draft disclosure. Please provide an estimate of your metallurgical recovery.
       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mine Engineer at
(202) 551-
3718 with any other questions.



FirstName LastNameLorin Crenshaw                                Sincerely,
Comapany NameCompass Minerals International, Inc.
                                                                Division of
Corporation Finance
September 28, 2022 Page 2                                       Office of
Energy & Transportation
FirstName LastName